Exhibit 4.10

8X8, INC.

UNIT SUBSCRIPTION AGREEMENT
COMMON STOCK
AND WARRANTS

UNIT SUBSCRIPTION AGREEMENT (the "Agreement") dated as of November 12, 2003 among 8X8, INC., a Delaware corporation ("Company"), and the persons who execute this agreement as investors (the "Investors").

Background: The Company desires to sell to the Investors, and the Investors desire to purchase up to an aggregate of 1,860,055 shares of common stock, $0.001 par value per share (the "Shares"), of the Company (the "Common Stock") at a purchase price of $2.83 per share (the "Share Price") (an amount equal to the average of the last sale prices for the Common Stock for each of the five (5) trading days ending on, and including November 10, 2003 as reported on the Nasdaq SmallCap Market (the "Trading Market")) and one set of 5-year warrants, in substantially the form attached hereto as Exhibit 1, exercisable to purchase up to an aggregate of 1,860,055 shares of Common Stock (100% warrant coverage) at $3.40 (an amount equal to 120% of the Share Price) per share (the "Warrants").

STMicroelectronics, Inc. ("STM"), which beneficially owns approximately 12% of the Common Stock, has Preemptive Rights, exercisable to purchase approximately 12% of the Shares and Warrants.

Orin Hirschman and group of private investors, including certain officers of the Company, who participated in a private placement on July 29, 2003 (collectively the "July 29 Investors"), have Preemptive Rights, exercisable to purchase 7.35% of the Shares and Warrants.

Certain Definitions:

"Common Stock" shall mean stock of the Company of any class (however designated) whether now or hereafter authorized, which generally has the right to participate in the voting and in the distribution of earnings and assets of the Company without limit as to amount or percentage, including the Company's Common Stock, $0.001 par value per share.

"Company" includes the Company and any corporation or other entity, which shall succeed to or assume, directly or indirectly, the obligations of the Company hereunder. The term "corporation" shall include an association, joint stock company, business trust, limited liability company or other similar organization.

"Material Adverse Change" shall mean a material adverse change in the business, financial condition, results of operation, properties or operations of the Company and its Subsidiaries taken as a whole.

"Own" means own beneficially, as that term is defined in the rules and regulations of the SEC.

"Person" means any individual, sole proprietorship, partnership, corporation, limited liability company, business trust, unincorporated association, joint stock corporation, trust, joint venture or other entity, any university or similar institution, or any government or any agency or instrumentality or political subdivision thereof.

"Preemptive Rights" means STM's rights to purchase its proportionate share of any issuance of securities by the Company, pursuant to the Investor Rights Agreement, dated March 31, 2000 by and between the Company and STM, and the July 29 Investors' rights to purchase their proportionate share of any issuance of securities by the Company, pursuant to the Investor Rights Agreement, dated July 29, 2003 by and between the Company and the July 29 Investors.

"SEC" means the Securities and Exchange Commission.

"Subsidiary" shall mean any corporation of which stock or other interest having ordinary power to elect a majority of the board of directors (or other governing body) of such entity (regardless of whether or not at the time stock or interests of any other class or classes of such corporation shall have or may have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned by the Company or by one or more Subsidiaries.

"Underlying Shares" shall mean the shares of Common Stock issued or from time to time issuable upon exercise of the Warrants.

"Unit" shall mean (i) 20,000 Shares, and (ii) Warrants to purchase up to 20,000 shares of Common Stock.

In consideration of the mutual covenants contained herein, the parties agree as follows:

1.   Purchase and Sale of Stock.

1.1   Sale and Issuance of Securities. (a) The Company shall sell to each Investor and each Investor shall purchase from the Company, the number of Units set forth opposite such Investor's name on Schedule 1.1 at a price per Unit equal to the product of the Share Price times 20,000; provided that the amount of Units to be purchased by each Investor other than STM and the July 29 Investors, and the related purchase price therefor, may be reduced by up to 19.35% in the event of exercise of the Preemptive Rights. Each Unit shall consist of 20,000 Shares (the "Purchased Shares") and (y) Warrants to purchase up to an aggregate of 20,000 shares of Common Stock (the "Purchased Warrants" and collectively with the Purchased Shares, the "Securities"). The obligations of each Investor under this Agreement, including without limitation under this Section 1.1, shall be several, and not joint, and the agreement hereunder between the Company and each Investor shall constitute a separate agreement.

1.2   Closing. Subject to the satisfaction of conditions set forth in Sections 1.3 and 1.4 below, the closing (the "Closing") of the purchase and sale of the Securities hereunder shall take place on November 13, 2003 or such other date agreed to by the Company and Investors who have entered into Agreements providing for the purchase of at least 22 Units (the "Closing Date"). The

Closing shall take place at the offices of the Company in Santa Clara, California, or at such other location as is mutually acceptable to the Investors and the Company, subject to fulfillment of the conditions of closing set forth in the Agreement. At the Closing:

(a)   Each Investor purchasing Securities at the Closing shall deliver to the Company or its designees by wire transfer or such other method of payment as the Company shall approve, an amount equal to the purchase price of the Securities purchased by such Investor hereunder, as set forth opposite such Investor's name on the signature pages hereof; provided that each of the Investors shall deposit in escrow 19.35% of the Securities proposed to be purchased by such Investor, and the related purchase price therefor, to permit STM and the July 29 Investors to exercise the Preemptive Rights; and the Investors and the Company shall enter into an escrow agreement (the "Escrow Agreement") in substantially the form attached as Exhibit 3, to provide for escrow of $994,632.92, the purchase price of 17.57 Units and the 351,460 Purchased Shares and 351,460 Purchased Warrants included in such Units in accordance with this proviso;

(b)   (i) The Company shall authorize its transfer agent (the "Transfer Agent") to arrange delivery to each Investor of one or more stock certificates registered in the name of such Investor, or in such nominee name(s) as designated by such Investor in writing, representing the number of Shares equal to 20,000 multiplied by the number of Units purchased by such Investor and (ii) the Transfer Agent shall deliver to counsel for the Investors a certificate of the Transfer Agent, in form and substance reasonably acceptable to counsel for the Investors, certifying that the Transfer Agent is duly authorized to issue the Purchased Shares; and

(c)   The Company shall issue and deliver to each Investor purchasing Securities at the Closing (x) Warrants equal to 20,000 multiplied by the number of Units purchased.

1.3   Conditions to Obligations of Investors. The obligation of each of the Investors to complete the purchase of the Securities at the Closing is subject to fulfillment of the following conditions:

(a)   The Company shall have executed and delivered an Investor Rights Agreement, dated the Closing Date, in the form attached as Exhibit 2 with respect to the Purchased Shares and the Underlying Shares (the "Investor Rights Agreement");

(b)   The Company shall have delivered to the Investors an opinion of counsel, dated the Closing Date and reasonably satisfactory to counsel for the Investors;

(c)   The Company shall have complied fully with the Preemptive Rights;

(d)   The representation and warranties of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, and the Company shall have performed in all material respects all covenants and other obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Investors shall have received a certificate signed on behalf of the Company by the Chief Executive Officer of the Company, in such capacity, to such effect (the "Closing Certificate") and the Closing Certificate shall also contain an accurate list of all the agreements to which the Company is a party that are material to the business, financial condition, results of operation, properties or operations of the Company and its Subsidiaries taken as a whole;

(e)   The Company shall have executed and delivered all documents, reasonably requested by counsel for the Investors; and

(f)   The Company shall pay the Investors' expenses to the extent set forth in Section 6.10 hereof.

1.4   Conditions to Obligations of the Company. The obligation of the the Company to issue and sell the Securities at the Closing is subject to fulfillment of the following conditions:

(a)   This Agreement and the issuance and sale to the Investors of the Securities on the terms set forth herein shall have been approved by the Company's board of directors;

(b)   The representation and warranties of the Investors set forth in this Agreement shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; and

(c)   The Investors shall have executed and delivered all documents, reasonably requested by counsel for the Company.

2.   Representations and Warranties of the Company. Subject to the exceptions set forth in the disclosure schedule delivered by the Company to the Investors on the date hereof (the "Company Disclosure Letter"), the Company hereby represents and warrants to each of the Investors as follows:

2.1   Corporate Organization; Authority; Due Authorization.

(a)   The Company (i) is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, (ii) has the corporate power and authority to own or lease its properties as and in the places where such business is now conducted and to carry on its business as now conducted and (iii) is duly qualified and in good standing as a foreign corporation authorized to do business in every jurisdiction where the failure to so qualify, individually or in the aggregate, would have a material adverse effect on the operations, prospects, assets, liabilities, financial condition or business of the Company (a "Material Adverse Effect"). Set forth in the Company Disclosure Letter is a complete and correct list of all Subsidiaries. Each Subsidiary is duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and is qualified to do business as a foreign corporation in each jurisdiction in which qualification is required, except where failure to so qualify would not have a Material Adverse Effect.

(b)   The Company (i) has the requisite corporate power and authority to execute, deliver and perform this Agreement and the other Transaction Documents to which it is a party and to incur the obligations herein and therein and (ii) has been authorized by all necessary corporate action to execute, deliver and perform this Agreement and the other Transaction

Documents to which it is a party and to consummate the transactions contemplated hereby and thereby (the "Contemplated Transactions"). Each of this Agreement and the other Transaction Documents is a valid and binding obligation of the Company enforceable in accordance with its terms except as limited by applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting the enforcement of creditors' rights and the availability of equitable remedies (regardless of whether such enforceability is considered in a proceeding at law or equity).

2.2   Capitalization. As of September 30, 2003, the authorized capital stock of the Company consisted of (i) 100,000,000 shares of Common Stock, of which 30,960,307 shares are outstanding and (ii) 5,000,000 shares of Preferred Stock, $0.01 par value, of which one Special Voting Share is outstanding. All outstanding shares were issued in compliance with all applicable Federal and state securities laws, and the issuance of such shares was duly authorized. Except as contemplated by this Agreement or as set forth in the Company Disclosure Letter, there are (i) no outstanding subscriptions, warrants, options, conversion privileges or other rights or agreements obligating the Company to purchase or otherwise acquire or issue any shares of capital stock of the Company (or shares reserved for such purpose), (ii) no preemptive rights (other than the Preemptive Rights) contained in the Company's Certificate of Incorporation, as amended (the "Certificate of Incorporation"), By-Laws of the Company or contracts to which the Company is a party or rights of first refusal with respect to the issuance of additional shares of capital stock of the Company, including without limitation the Securities and the Underlying Shares, and (iii) no commitments or understandings (oral or written) of the Company to issue any shares, warrants, options or other rights. Except as set forth in the Company Disclosure Letter, none of the shares of Common Stock are subject to any stockholders' agreement, voting trust agreement or similar arrangement or understanding. Except as set forth in the Company Disclosure Letter, the Company has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. With respect to each Subsidiary, (i) all the issued and outstanding shares of the Subsidiary's capital stock have been duly authorized and validly issued, are fully paid and nonassessable, have been issued in compliance with applicable federal and state securities laws, were not issued in violation of or subject to any preemptive rights or other rights to subscribe for or purchase securities, and (ii) except as disclosed in the Company Disclosure Letter, there are no outstanding options to purchase, or any preemptive rights or other rights to subscribe for or to purchase, any securities or obligations convertible into, or any contracts or commitments to issue or sell, shares of the Subsidiary's capital stock or any such options, rights, convertible securities or obligations. Except as disclosed in the Company Disclosure Letter, the Company owns 100% of the outstanding equity of each Subsidiary.

2.3   Validity of Securities. When and if issued in accordance with this Agreement, the issuance of the Securities will have been duly authorized by all necessary corporate action on the part of the Company and, when issued to and paid for by you in accordance with this Agreement and the countersigning of the certificate or certificates representing the Purchased Shares by a duly authorized signator of the registrar for the Common Stock, the Purchased Shares will be validly issued, fully paid and non-assessable.

2.4   Underlying Shares. When and if the Purchased Warrants are issued in accordance with this Agreement, the issuance of the Underlying Shares upon exercise of the Purchased Warrants will have been duly authorized, and the Underlying Shares will have been, and at all times prior to such exercise will have been, duly reserved for issuance upon such exercise and, when so issued, will be validly issued, fully paid and non-assessable.

2.5   Private Offering. Neither the Company nor anyone acting on its behalf has within the last 12 months issued, sold or offered any security of the Company (including, without limitation, any Common Stock or warrants of similar tenor to the Purchased Warrants) to any Person under circumstances that would cause the issuance and sale of the Securities, as contemplated by this Agreement, to be subject to the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"). The Company agrees that neither the Company nor anyone acting on its behalf will offer the Securities or any part thereof or any similar securities for issuance or sale to, or solicit any offer to acquire any of the same from, anyone so as to make the issuance and sale of the Securities subject to the registration requirements of Section 5 of the Securities Act.

2.6   Brokers and Finders. The Company has retained Griffin Securities, Inc., 17 State Street, New York, New York 10004, as a broker in connection with the Contemplated Transactions. The Company shall pay to Griffin Securities a fee equal to 5% of the aggregate purchase price of the Securities and will issue to Griffin Securities warrants to purchase 74,079 shares of Common Stock.

2.7   No Conflict; Required Filings and Consents.

(a)   The execution, delivery and performance of this Agreement and the other Transaction Documents by the Company do not, and the consummation by the Company of the Contemplated Transactions will not, (i) conflict with or violate the Certificate of Incorporation or By-Laws of the Company, (ii) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Company or its Subsidiaries or by which any property or asset of the Company or its Subsidiaries is bound or affected, or (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, result in the loss of a material benefit under, or give to others any right of purchase or sale, or any right of termination, amendment, acceleration, increased payments or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of the Company or of any of its Subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which the Company or of any of its Subsidiaries or any property or asset of the Company or of any of its Subsidiaries is bound or affected; except, in the case of clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences which would not prevent or delay consummation of any of the Contemplated Transactions in any material respect or otherwise prevent the Company from performing its obligations under this Agreement or any of the other Transaction Documents in any material respect, and would not, individually or in the aggregate, have a Material Adverse Effect.

(b)   The execution and delivery of this Agreement and the other Transaction Documents by the Company do not, and the performance of this Agreement and the other Transaction Documents and the consummation by the Company of the Contemplated Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Body (as hereinafter defined) except for the filing of a Form D with the Securities and Exchange Commission and applicable requirements, if any, of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or any state securities or "blue sky" laws ("Blue Sky Laws"), and any approval required by applicable rules of The Nasdaq Stock Market. For purposes of this Agreement, "Governmental Body" shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or entity and any court or other tribunal).

2.8   Compliance. Except as set forth in the Company Disclosure Letter, neither the Company nor any Subsidiary is in conflict with, or in default or violation of (i) any law, rule, regulation, order, judgment or decree applicable to the Company or such subsidiary or by which any property or asset of the Company or such subsidiary is bound or affected ("Legal Requirement"), or (ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or such subsidiary is a party or by which the Company or such subsidiary or any property or asset of the Company or such subsidiary is bound or affected, in each case except for any such conflicts, defaults or violations that would not, individually or in the aggregate, have a Material Adverse Effect. Neither the Company nor any Subsidiary has received any notice or other communication from any Governmental Body regarding any actual or possible violation of, or failure to comply with, any Legal Requirement.

2.9   SEC Documents; Financial Statements.

(a) The information contained in the following documents, did not, as of the date of the applicable document, include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading, as of their respective filing dates or, if amended, as so amended (the following documents, collectively, the "SEC Documents"), provided that the representation in this sentence shall not apply to any misstatement or omission in any SEC Document filed prior to the date of this Agreement which was superseded by a subsequent SEC Document filed prior to the date of this Agreement:

(i)   the Company's Annual Report on Form 10-K for the year ended March 31, 2003;

(ii)   the Company's definitive Proxy Statement with respect to its 2003 Annual Meeting of Stockholders, filed with the Commission on June 19, 2003; and

(iii)   the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.

(b)   In addition, as of the date of this Agreement, the Company Disclosure Letter, when read together with the information, qualifications and exceptions contained in this Agreement, does not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading.

(c)   The Company has filed all forms, reports and documents required to be filed by it with the SEC since March 31, 2003, including without limitation the SEC Documents. As of their respective dates, the SEC Documents filed prior to the date hereof complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act, and the rules and regulations thereunder.

(d)   The financial statements (including the related notes and schedules thereto) contained in the SEC Documents fairly present in all material respects the consolidated financial position, the results of operations, retained earnings or cash flows, as the case may be, of the Company for the periods set forth therein (subject, in the case of unaudited statements, to normal year-end audit adjustments that would not be material in amount or effect), in each case in accordance with generally accepted accounting principles consistently applied during the periods involved, except as may be noted therein.

2.10   Litigation. Except as set forth in the SEC Documents or the Company Disclosure Letter, there are no claims, actions, suits, investigations, inquiries or proceedings (each, an "Action") pending against the Company or any of its Subsidiaries or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, at law or in equity, or before or by any court, tribunal, arbitrator, mediator or any federal or state commission, board, bureau, agency or instrumentality, that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality.

2.11   Absence of Certain Changes. Except as specifically contemplated by this Agreement or set forth in the Company Disclosure Letter, the SEC Documents, or the Financial Statements, since March 31, 2003, there has not been (i) any Material Adverse Change; (ii) any return of any capital or other distribution of assets to stockholders of Company (except to Company); (iii) any acquisition (by merger, consolidation, acquisition of stock and/or assets or otherwise) of any Person; or (iv) any transactions, other than in the ordinary course of business, consistent with past practices and reasonable business operations ("Ordinary Course of Business"), with any of its officers, directors, principal stockholders or employees or any Person affiliated with any of such persons.

2.12   Proprietary Assets.

(a)   For purposes of this Agreement, "Proprietary Assets" shall mean all right, title and interest of the Company and the Subsidiaries in and to the following items or types of property: (i) every patent, patent application, trademark (whether registered or unregistered), trademark application, trade name, fictitious business name, service mark (whether registered or unregistered), service mark application, copyright (whether registered or unregistered), copyright application, maskwork, maskwork application, trade secret, know-how, customer list, franchise, system, computer software, computer program, invention, design, blueprint, engineering drawing, proprietary product, technology, proprietary right or other intellectual property right or intangible asset; and (ii) all licenses and other rights to use or exploit any of the foregoing.

(b)   The Company Disclosure Letter sets forth, with respect to each

Proprietary Asset of the Company and the Subsidiaries registered with any Governmental Body in the U.S., or for which an application has been filed with any Governmental Body in the U.S., (i) a brief description of such Proprietary Asset and (ii) the names of the jurisdictions covered by the applicable registration or application. The Company Disclosure Letter identifies and provides a brief description of all other material Proprietary Assets owned by the Company and its Subsidiaries, and identifies and provides a brief description of each material Proprietary Asset, or source code version of any software licensed to the Company or any Subsidiary by any Person (except for any Proprietary Asset that is licensed to the Company or any Subsidiary under any third party software license generally available to the public at a cost of less than $10,000), and identifies such license agreement under which such Proprietary Asset is being licensed to the Company or any Subsidiary. Except as set forth in the Company Disclosure Letter, the Company or its Subsidiaries have good, valid and marketable title to each of the Proprietary Assets identified in the Company Disclosure Letter as owned by it, free and clear of all liens and other encumbrances); has a valid right to use all Proprietary Assets of third parties identified in the Company Disclosure Letter; and is not obligated to make any payment to any Person for the use of any Proprietary Asset except as set forth in the applicable license agreement. Except as set forth in the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has developed jointly with any other Person any material Proprietary Asset with respect to which such other Person has any rights.

(c)   Each of the Company and its Subsidiaries has taken commercially reasonable and customary measures and precautions to protect and maintain the confidentiality and secrecy of all Proprietary Assets of the Company and its Subsidiaries (except Proprietary Assets whose value would be unimpaired by public disclosure) and otherwise to maintain and protect the value of all Proprietary Assets of the Company and its Subsidiaries. Except as set forth in the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has (other than pursuant to license agreements identified in the Company Disclosure Letter) disclosed or delivered to any Person, or permitted the disclosure or delivery to any Person of, (i) the source code, or any portion or aspect of the source code, of any Proprietary Asset, (ii) the object code, or any portion or aspect of the object code, of any Proprietary Asset of the Company and its Subsidiaries, except in the ordinary course of its business or (iii) any patent applications (except as required by law).

(d)   To the knowledge of the Company, (i) none of the Proprietary Assets of the Company and its Subsidiaries infringes or conflicts with any Proprietary Asset owned or used by any other Person; (ii) neither the Company nor any Subsidiary is infringing, misappropriating or making any unlawful use of any Proprietary Asset owned or used by any other Person; and (iii) no other Person is infringing, misappropriating or making any unlawful use of, and no Proprietary Asset owned or used by any other Person infringes or conflicts with, any Proprietary Asset of the Company or any of its Subsidiaries.

(e)   Except as set forth in the Company Disclosure Letter, excluding warranty claims received by Company or any of its Subsidiaries in the ordinary course of business, there has not been any claim by any customer or other Person alleging that any Proprietary Asset of the Company or any of its Subsidiaries (including each version thereof that has ever been licensed or otherwise made available by the Company to any Person) does not conform in all material respects with any specification, documentation, performance standard, representation or statement made or provided by or on behalf of the Company.

(f)   To the knowledge of the Company, the Proprietary Assets of the Company and its Subsidiaries constitute all the Proprietary Assets necessary to enable the Company and its Subsidiaries to conduct their respective businesses in the manner in which such businesses have been and are being conducted. Except as set forth in the Company Disclosure Letter (i) neither the Company nor any Subsidiary has licensed any of its Proprietary Assets to any Person on an exclusive, semi-exclusive or royalty-free basis, and (ii) neither the Company nor any Subsidiary has entered into any covenant not to compete or contract limiting such entity's ability to exploit fully any of such entity's material Proprietary Assets or to transact business in any material market or geographical area or with any Person.

(g)   Except as set forth in the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has at any time received any notice or other communication (in writing or otherwise) of any actual, alleged, possible or potential infringement, misappropriation or unlawful use of, any Proprietary Asset owned or used by any other Person.

2.13   No Adverse Actions. Except as set forth in the Company Disclosure Letter, there is no existing, pending or, to the knowledge of the Company, threatened termination, cancellation, limitation, modification or change in the business relationship of the Company or any of its Subsidiaries, with any supplier, customer or other Person except such as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

2.14   Registration Rights. Except as set forth in the Investor Rights Agreement, the SEC Documents, or in the Company Disclosure Letter, the Company is not under any obligation to register under the Securities Act any of its currently outstanding securities or any securities issuable upon exercise or conversion of its currently outstanding securities nor is the Company obligated to register or qualify any such securities under any state securities or blue sky laws.

2.15   Nasdaq Compliance. The issuance and sale of the Securities hereunder does not contravene the rules and regulations of the Trading Market. Neither the Company, nor any of its affiliates, nor any Person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause this offering of the Securities to be integrated with prior offerings by the Company for purposes of any applicable shareholder approval provisions, including, without limitation, under the rules and regulations of the Trading Market.

2.16   No Material Non-Public Information. The Company confirms that, neither the Company nor any other Person acting on its behalf has provided any of the Purchasers or their agents or counsel with any information that constitutes or might constitute material, non-public information.   The Company understands and confirms that the Purchasers will rely on the foregoing representations and covenants in effecting transactions in securities of the Company.

2.17   S-3 Eligibility. The Company is eligible to register the resale of its Common Stock by the Purchasers under Form S-3 promulgated under the Securities Act.

2.18   Corporate Documents. The Company's Certificate of Incorporation and Bylaws, each as amended to date, which have been requested and previously provided to the Investors are true, correct and complete and contain all amendments thereto.

2.19   Disclosure. No representation or warranty of the Company herein, no exhibit or schedule hereto, and no information contained or referenced in the SEC Documents, when read together, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements contained herein or therein, in light of the circumstances under which they were made, not misleading. On or before 9:00 a.m., New York City Time, on the second business day after the Closing, the Company shall file a Current Report on Form 8-K describing the material terms of the transactions contemplated by this Agreement, and disclosing such portions of the Transaction Documents as contain material nonpublic information with respect to the Company that has not previously been publicly disclosed by the Company, and attaching as an exhibit to such Form 8-K a form of this Agreement. Except for information that may be provided to the Investors pursuant to this Agreement, the Company shall not, and shall use commercially reasonable efforts to cause each of its officers, directors, employees and agents not to, provide any Investor with any material nonpublic information regarding the Company from and after the filing of such Form 8-K without the express written consent of such Investor.

2.20   Use of Proceeds. The net proceeds received by the Company from the sale of the Securities shall be used by the Company for working capital and general corporate purposes, including without limitation to support the operations of each of the Subsidiaries.

3.   Representations and Warranties of the Investors. Each Investor represents and warrants to the Company as follows:

3.1   Authorization. Such Investor (i) has full power and authority to execute, deliver and perform this Agreement and the other Transaction Documents to which it is a party and to incur the obligations herein and therein and (ii) if applicable has been authorized by all necessary corporate or equivalent action to execute, deliver and perform this Agreement and the other Transaction Documents and to consummate the Contemplated Transactions. Each of this Agreement and the other Transaction Documents is a valid and binding obligation of such Investor enforceable in accordance with its terms, except as limited by applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting the enforcement of creditors' rights and the availability of equitable remedies (regardless of whether such enforceability is considered in a proceeding at law or equity).

3.2   Brokers and Finders. Such Investor has not retained any investment banker, broker or finder in connection with the Contemplated Transactions.

4.   Securities Laws.

4.1   Securities Laws Representations and Covenants of Investors.

(a)   This Agreement is made with each Investor in reliance upon such Investor's representation to the Company, which by such Investor's execution of this Agreement such Investor hereby confirms, that the Securities to be received by such Investor will be acquired for investment for such Investor's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof such that such Investors would constitute an "underwriter" under the Securities Act; provided that this representation and warranty shall not limit the Investor's right to sell the Underlying Shares pursuant to the Investor Rights Agreement or in compliance with an exemption from registration under the Securities Act or the Investor's right to indemnification under this Agreement or the Investor Rights Agreement.

(b)   Each Investor understands and acknowledges that the offering of the Securities pursuant to this Agreement will not be registered under the Securities Act or qualified under any Blue Sky Laws on the grounds that the offering and sale of the Securities are exempt from registration and qualification, respectively, under the Securities Act and the Blue Sky Laws.

(c)   Each Investor covenants that, unless the Purchased Shares, the Purchased Warrants, the Underlying Shares or any other shares of capital stock of the Company received in respect of the foregoing have been registered pursuant to the Investor Rights Agreement being entered into among the Company and the Investors, such Investor will not dispose of such securities unless and until such Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with an opinion of counsel reasonably satisfactory in form and substance to the Company to the effect that (x) such disposition will not require registration under the Securities Act and (y) appropriate action necessary for compliance with the Securities Act and any applicable state, local or foreign law has been taken; provided, however, that an Investor may dispose of such securities without providing the opinion referred to above if the Company has been provided with adequate assurance that such disposition has been made in compliance with Rule 144 under the Securities Act (or any similar rule).

(d)   Each Investor represents that (i) such Investor is able to fend for itself in the Contemplated Transactions; (ii) such Investor has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of such Investor's prospective investment in the Securities; (iii) such Investor has the ability to bear the economic risks of such Investor's prospective investment and can afford the complete loss of such investment; (iv) such Investor has been furnished with and has had access to such information as is in the Company Disclosure Letter together with the opportunity to obtain such additional information as it requested to verify the accuracy of the information supplied; and (v) such Investor has had access to officers of the Company and an opportunity to ask questions of and receive answers from such officers and has had all questions that have been asked by such Investor satisfactorily answered by the Company.

(e)   Each Investor further represents by execution of this Agreement that such Investor qualifies as an "accredited investor" as such term is defined under Rule 501 promulgated under the Securities Act. Any Investor that is a corporation, a partnership, a limited liability company, a trust or other business entity further represents by execution of this Agreement that it has not been organized for the purpose of purchasing the Securities.

(f)   By acceptance hereof, each Investor agrees that the Purchased Shares, the Purchased Warrants, the Underlying Shares and any shares of capital stock of the Company received in respect of the foregoing held by it may not be sold by such Investor without registration under the Securities Act or an exemption therefrom, and therefore such Investor may be required to hold such securities for an indeterminate period.

4.2   Legends. All certificates for the Purchased Shares, Purchased Warrants and the Underlying Shares, and each certificate representing any shares of capital stock of the Company received in respect of the foregoing, whether by reason of a stock split or share reclassification thereof, a stock dividend thereon or otherwise and each certificate for any such securities issued to subsequent transferees of any such certificate (unless otherwise permitted herein) shall bear the following legend:

> "THE SECURITIES REPRESENTED BY THIS INSTRUMENT HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. SUCH SECURITIES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF REGISTRATION OR AN EXEMPTION THEREFROM UNDER SAID ACT."

The legend set forth above shall be removed from any Purchased Shares or Warrant Shares, and the Company shall deliver or cause to be delivered a certificate or certificates free from such legend to the holder of such Purchased Shares or Warrant Shares, (i) if such shares have been resold or transferred pursuant to the registration statement contemplated by the Investor Rights Agreement and the registration statement was effective at the time of such transfer, (ii) if, in connection with a sale transaction, such holder provides the Company with an opinion of counsel reasonably acceptable to the Company to the effect that a public sale, assignment, pledge or transfer of such shares may be made without registration under the Securities Act, or (iii) upon expiration of the holding period under Rule 144(k) of the Securities Act (or any successor rule). The Company shall not require such opinion of counsel for the sale of Shares in accordance with Rule 144 of the Securities Act, provided that the seller provides such representations that the Company shall reasonably request confirming compliance with the requirements of Rule 144.

5.   Additional Covenants of the Company.

5.1   Reports, Information, Shares.

(a)   The Company shall cooperate with each Investor in supplying such information as may be reasonably requested by such Investor to complete and file any information reporting forms presently or hereafter required by the SEC as a condition to the availability of an exemption, presently existing or hereafter adopted, from the Securities Act for the sale of any of the Purchased Shares, the Purchased Warrants, the Underlying Shares and shares of capital stock of the Company received in respect of the foregoing.

(b)   For so long as an Investor (or the successor or assign of such Investor) holds either Securities or Underlying Shares, the Company shall deliver to such Investor (or the successor or assign of such Investor), contemporaneously with delivery to other holders of Common Stock, a copy of each report of the Company delivered to holders of Common Stock.

(c)   The Company shall keep reserved for issuance a sufficient number of authorized but unissued shares of Common Stock (or other securities into which the Purchased Warrants are then exercisable) so that the Purchased Warrants may be converted or exercised to purchase Common Stock (or such other securities) at any time.

5.2   Expenses; Indemnification.

(a)   The Company agrees to pay on each Closing Date and save the Investors harmless against liability for the payment of any stamp or similar taxes (including interest and penalties, if any) that may be determined to be payable in respect of the execution and delivery of this Agreement, the issue and sale of any Securities and the Underlying Shares, the expense of preparing and issuing the Securities and the Underlying Shares, the cost of delivering the Securities and the Underlying Shares of each Investor to such Investor's address, insured in accordance with customary practice, and the costs and expenses incurred in the preparation of all certificates and letters on behalf of the Company and of the Company's performance and compliance with all agreements and conditions contained herein on its part to be performed or complied with. Each Investor shall be responsible for its out-of-pocket expenses arising in connection with the Contemplated Transactions, except that, at the Closing, the Company shall pay fees and disbursements of counsel to the Investors as set forth in Section 6.10.

(b)   The Company hereby agrees and acknowledges that the Investors have been induced to enter into this Agreement and to purchase the Securities hereunder, in part, based upon the representations, warranties and covenants of the Company contained herein. The Company hereby agrees to pay, indemnify and hold harmless the Investors and any director, officer or employee of any Investor against all claims, losses and damages resulting from any and all legal or administrative proceedings, including without limitation, reasonable attorneys' fees and expenses incurred in connection therewith (collectively, "Loss"), resulting from a breach by the Company of any representation or warranty of the Company contained herein or the failure of the Company to perform any covenant made herein; provided that the Company's liability under this Section 5.2(b) shall be limited to the aggregate purchase price of the Securities.

(c)   As soon as reasonably practicable after receipt by an Investor of notice of any Loss in respect of which the Company may be liable under this Section 5.2, the Investor shall give notice thereof to the Company. Each Investor may, at its option, claim indemnity under this Section 5.2 as soon as a claim has been threatened by a third party, regardless of whether an actual Loss has been suffered, so long as counsel for such Investor shall in good faith determine that such claim is not frivolous and that such Investor may be liable or otherwise incur a Loss as a result thereof and shall give notice of such determination to the Company. Each Investor shall permit the Company, at the Company's option and expense, to assume the defense of any such claim by counsel mutually and reasonably satisfactory to the Company and the Investors who are subject to such claim, and to settle or otherwise dispose of the same; provided, however, that each Investor may at all times participate in such defense at such Investor's expense; and provided, further, that the Company shall not, in defense of any such claim, except with the prior written consent of each Investor subject to such claim, (i) consent to the entry of any judgment that does not include as an unconditional term thereof the giving by the claimant or plaintiff in question to each Investor and its affiliates of a release of all liabilities in respect of such claims, or (ii) consent to any settlement of such claim. If the Company does not promptly assume the defense of such claim irrespective of whether such inability is due to the inability of the afore-described Investors and the Company to mutually agree as to the choice of counsel, or if any such counsel is unable to represent one or more of the Investors due to a conflict or potential conflict of interest, then an Investor may assume such defense and be entitled to indemnification and prompt reimbursement from the Company for such Investor's costs and expenses incurred in connection therewith, including without limitation, reasonable attorneys' fees and expenses. Such fees and expenses shall be reimbursed to the Investors as soon as practicable after submission of invoices to the Company.

(d)   The Company shall maintain the effectiveness of the Registration Statement (as defined in the Investor Rights Agreement) under the Securities Act for as long as is required under the Investor Rights Agreement.

5.3   Conduct of Business of the Company. From the date of the execution of this Agreement until the date on which STM and the July 29 Investors notify the Company of its exercise or its waiver of the Preemptive Rights, or the Preemptive Rights expire unexercised by their terms, the Company, unless otherwise expressly contemplated by this Agreement or consented to in writing by the Investors, will, and will cause its Subsidiaries to, carry on their respective businesses only in the Ordinary Course of Business, use their respective reasonable best efforts to preserve intact their business organizations and assets, retain the services of their officers and employees and maintain their relationships with customers, suppliers, licensors, licensees and others having business dealings with them. Without limiting the generality of the foregoing, from the date of the execution of this Agreement until the Closing Date, the Company shall not, and shall not permit its Subsidiaries to:

(a)   (i) increase in any manner the compensation or fringe benefits of, or pay any bonus to, any director, officer or employee, except for increases or bonuses in the Ordinary Course of Business to employees who are not directors or officers and except pursuant to existing arrangements previously disclosed to or approved in writing by the Investors; (ii) grant any severance or termination pay (other than pursuant to the normal severance practices or existing agreements of the Company or its subsidiary in effect on the date of this Agreement) to, or enter into any severance agreement with, any director, officer or employee, or enter into any employment agreement with any director, officer or employee; (iii) establish, adopt, enter into or amend any plan or other arrangement, except as may be required to comply with applicable law; (iv) pay any benefit not provided for under any plan or other arrangement; (v) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or plan or other arrangement (including the grant of stock options, stock appreciation rights, stock-based or stock-related awards, performance units or restricted stock, or the removal of existing restrictions in any plan or other arrangement or agreement or awards made thereunder), except for grants in the Ordinary Course of Business;

(b)   declare, set aside or pay any dividend on, or make any other distribution in respect of, outstanding shares of capital stock;

(c)   (i) redeem, purchase or otherwise acquire any shares of capital stock of the Company or any securities or obligations convertible into or exchangeable for any shares of capital stock of the Company, or any options, warrants or conversion or other rights to acquire any shares of capital stock of the Company or any such securities or obligations, or any other securities thereof, other than redemption and purchases from departing employees in the Ordinary Course of Business; (ii) effect any reorganization or recapitalization; or (iii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock;

(d)   except upon the exercise of Company stock options in accordance with their terms, issue, deliver, award, grant or sell, or authorize the issuance, delivery, award, grant or sale (including the grant of any limitations in voting rights or other encumbrances) of, any shares of any class of its capital stock (including shares held in treasury), any securities convertible into or exercisable or exchangeable for any such shares, or any rights, warrants or options to acquire, any such shares, or amend or otherwise modify the terms of any such rights, warrants or options the effect of which shall be to make such terms more favorable to the holders thereof;

(e) acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets of any other person (other than the purchase of assets from suppliers or vendors in the Ordinary Course of Business);

(f) sell, lease, exchange, mortgage, pledge, transfer or otherwise subject to any encumbrance or dispose of, or agree to sell, lease, exchange, mortgage, pledge, transfer or otherwise subject to any encumbrance or dispose of, any of its assets, except for sales, dispositions or transfers in the Ordinary Course of Business;

(g) adopt any amendments to its articles or certificate of incorporation, bylaws or other comparable charter or organizational documents;

(h) pay, discharge, settle or satisfy any claims, liabilities or obligations (whether absolute or contingent, matured or unmatured, known or unknown), other than the payment, discharge or satisfaction, in the Ordinary Course of Business or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the most recent financial statement or incurred in the Ordinary Course of Business, or waive any material benefits of, or agree to modify in any material respect, any confidentiality, standstill or similar agreements to which the Company is a party;

(i) except in the Ordinary Course of Business, waive, release or assign any rights or claims, or modify, amend or terminate any agreement to which the Company is a party;

(j) make any change in any method of accounting or accounting practice or policy other than those required by generally accepted accounting principles as applied in the United States or a governmental entity; or

(k) authorize, or commit or agree to do any of the foregoing.

5.4   The Company shall not sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of the Securities in a manner that would require the registration under the Securities Act of the sale of the Securities to the Purchasers or that would be integrated with the offer or sale of the Securities for purposes of the rules and regulations of any Trading Market such that it would require shareholder approval prior to the closing of such other transaction unless shareholder approval is obtained before the closing of such subsequent transaction.

5.5   The Company covenants and agrees that neither it nor any other Person acting on its behalf will provide any Purchaser or its agents or counsel with any information that the Company believes constitutes material non-public information, unless prior thereto such Purchaser shall have executed a written agreement regarding the confidentiality and use of such information. The Company understands and confirms that each Purchaser shall be relying on the foregoing representations in effecting transactions in securities of the Company.

5.6   The Company hereby agrees to use commercially reasonably efforts to maintain the listing of the Common Stock on the Trading Market, and as soon as reasonably practicable following the Closing (but not later than the earlier of the Effective Date and the first anniversary of the Closing Date) to list all of the Shares and Warrant Shares on the Trading Market. The Company further agrees, if the Company applies to have the Common Stock traded on any other Trading Market, it will include in such application all of the Shares and Warrant Shares, and will take such other action as is necessary to cause the Shares and Warrant Shares to be listed on such other Trading Market as promptly as possible.

5.7   No consideration shall be offered or paid to any person to amend or consent to a waiver or modification of any provision of any of the Transaction Documents unless the same consideration is also offered to all of the parties to the Transaction Documents. For clarification purposes, this provision constitutes a separate right granted to each Purchaser by the Company and negotiated separately by each Purchaser, and is intended to treat for the Company the Purchasers as a class and shall not in any way be construed as the Purchasers acting in concert or as a group with respect to the purchase, disposition or voting of Securities or otherwise.

6.   Miscellaneous.

6.1   Entire Agreement; Successors and Assigns. This Agreement and the other Transaction Documents constitute the entire contract between the parties relative to the subject matter hereof and thereof, and no party shall be liable or bound to the other in any manner by any warranties, representations or covenants except as specifically set forth herein or therein. This Agreement and the other Transaction Documents supersede any previous agreement among the parties with respect to the Securities. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective executors, administrators, heirs, successors and assigns of the parties. Except as expressly provided herein, nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

6.2   Several Obligations. The obligations of each Purchaser under any Transaction Document are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance of the obligations of any other Purchaser under any Transaction Document. Nothing contained herein or in any Transaction Document, and no action taken by any Purchaser pursuant thereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Document. Each Purchaser shall be entitled to independently protect and enforce its rights, including the rights arising out of this Agreement or out of the other Transaction Documents, and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose.

6.3   Survival of Representations and Warranties. Notwithstanding any right of the Investors fully to investigate the affairs of the Company and notwithstanding any knowledge of facts determined or determinable by any Investor pursuant to such right of investigation, each Investor has the right to rely fully upon the representations, warranties, covenants and agreements of the Company contained in this Agreement or in any documents delivered pursuant to this Agreement. All such representations and warranties of the Company shall survive the execution and delivery of this Agreement and the Closing hereunder and shall continue in full force and effect for one year after the Closing. The covenants of the Company set forth in Section 5 shall remain in effect as set forth therein.

6.4   Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of California without regard to principles of conflicts of law. Each party hereby irrevocably consents and submits to the jurisdiction of any California State or United States Federal Court sitting in the State of California, County of Santa Clara, over any action or proceeding arising out of or relating to this Agreement and irrevocably consents to the service of any and all process in any such action or proceeding by registered mail addressed to such party at its address specified in Section 6.6 (or as otherwise noticed to the other party). Each party further waives any objection to venue in California and any objection to an action or proceeding in such state and county on the basis of *forum non conveniens*.

6.5   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

6.6   Headings. The headings of the sections of this Agreement are for convenience and shall not by themselves determine the interpretation of this Agreement.

6.7   Notices. Any notice required or permitted hereunder shall be given in writing and shall be deemed effectively given upon personal delivery, delivery by fax (with answer back confirmed), addressed to a party at its address or sent to the fax number or e-mail address shown below or at such other address or fax number as such party may designate by three days advance notice to the other party.

Any notice to the Investors shall be sent to the addresses set forth on the signature pages hereof.

Any notice to the Company shall be sent to:

8X8, Inc.
2445 Mission College Boulevard
Santa Clara, California 95054
Attention: Chief Executive Officer
Fax Number: (408) 980-0432

with a copy to:

Wilson, Sonsini, Goodrich & Rosati

650 Page Mill Road
Palo Alto, California 94304
Attention: John T. Sheridan, Esq.
Fax Number: (650) 493-6811

6.8   Rights of Transferees. Any and all rights and obligations of each of the Investors herein incident to the ownership of Securities or the Underlying Shares shall pass successively to all subsequent transferees of such securities until extinguished pursuant to the terms hereof.

6.9   Severability. Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be deemed prohibited or invalid under such applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, and such prohibition or invalidity shall not invalidate the remainder of such provision or any other provision of this Agreement.

6.10   Expenses. Irrespective of whether any Closing is effected, the Company shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery and performance of this Agreement. Each Investor shall be responsible for all costs incurred by such Investor in connection with the negotiation, execution, delivery and performance of this Agreement including, but not limited to, legal fees and expenses, except that the Company shall pay at the Closing reasonable legal fees and expenses of the Investors of up to $20,000 in the aggregate..

6.11   Amendments and Waivers. Unless a particular provision or section of this Agreement requires otherwise explicitly in a particular instance, any provision of this Agreement may be amended and the observance of any provision of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the holders of 75% of the Purchased Shares (not including for this purpose any Purchased Shares which have been sold to the public pursuant to a registration statement under the Securities Act or an exemption therefrom). Any amendment or waiver effected in accordance with this Section 6.10 shall be binding upon each holder of any Securities at the time outstanding (including securities into which such Securities are convertible), each future holder of all such Securities, and the Company.

[REMAINDER OF PAGE INTENTIONALLY BLANK]

SIGNATURE PAGE
TO
8X8, INC.
SUBSCRIPTION AGREEMENT
Dated November __, 2003

IF the PURCHASER is an INDIVIDUAL, please complete the following:

IN WITNESS WHEREOF, the undersigned has executed this Agreement this ___ day of November, 2003.

Amount of Subscription: $___________	______________________________ Print Name
Number of Units to be Purchased: ____________, including __________ Purchased Shares and related Purchased Warrants, subject to reduction pursuant to the proviso in Section 1.1(b) hereof	______________________________ Signature of Investor
	______________________________ Social Security Number
	______________________________ Address and Fax Number
	______________________________ E-mail Address

ACCEPTED AND AGREED:

8X8, INC.

By:________________________________

Dated:_______________________

Exhibit 4.10

SIGNATURE PAGE
TO
8X8, INC.
SUBSCRIPTION AGREEMENT
Dated November___, 2003

IF the INTERESTS will be held as JOINT TENANTS, as TENANTS IN COMMON, or as COMMUNITY PROPERTY, please complete the following:

IN WITNESS WHEREOF, the undersigned has executed this Agreement this ___th day of November, 2003.

Amount of Subscription:
$_____

_____
Print Name of Purchaser

Number of Units to be Purchased:
_____, including
_____ Purchased Shares and related
Purchased Warrants, subject to reduction
pursuant to the proviso in Section 1.1(b) hereof

_____
Signature of a Purchaser

_____
Social Security Number

_____
Print Name of Spouse or Other Purchaser

_____
Signature of Spouse or Other Purchaser

_____
Social Security Number

_____
Address

_____
Fax Number

_____
E-mail Address

ACCEPTED AND AGREED:

8X8, INC.

By:_____
Dated:_____

Exhibit 4.10

SIGNATURE PAGE
TO
8X8, INC.
SUBSCRIPTION AGREEMENT
Dated November __, 2003

IF the PURCHASER is a PARTNERSHIP, CORPORATION, LIMITED LIABILITY COMPANY, TRUST or OTHER ENTITY, please complete the following:

IN WITNESS WHEREOF, the undersigned has executed this Agreement this __th day of November, 2003.

Number of Units to be Purchased:
_____, including
_____ Purchased Shares and related
Purchased Warrants, subject to reduction
pursuant to the proviso in Section 1.1(b) hereof

_____
Print Full Legal Name of Partnership,
Company, Limited Liability Company, Trust
or Other Entity

By: _____
          (Authorized Signatory)
Name: _____
Title: _____
Address and Fax Number: _____

_____

Taxpayer Identification Number: _____
Date and State of Incorporation or Organization: _____
Date on which Taxable Year Ends:_____

E-mail Address: _____

ACCEPTED AND AGREED:

8X8, INC.

By:_____
Name:_____
Title:_____
Dated: _____

Schedule 1.1(b)

<u>INVESTORS</u>

EXHIBITS AND SCHEDULES
TO THE UNIT SUBSCRIPTION AGREEMENT

AMENDMENT NO. 1
TO
8X8, INC.
UNIT SUBSCRIPTION AGREEMENT
COMMON STOCK AND WARRANTS

This AMENDMENT NO. 1 TO UNIT SUBSCRIPTION AGREEMENT (the "Agreement") is dated as of November 18, 2003 among 8x8, Inc., a Delaware corporation (the "Company"), and certain of the Investors (as defined below). All capitalized terms not otherwise defined herein shall have the meaning set forth in the Agreement (as defined below).

RECITALS

WHEREAS, the Company and the investors party thereto (the "Investors") have entered into a Unit Subscription Agreement dated as of November 12, 2003 (the "Agreement");

WHEREAS, Section 6.11 of the Agreement provides that the Agreement may be amended by the written consent of the Company and the holders of 75% of the Purchased Shares;

WHEREAS, the Investors executing this Amendment hold more than 75% of the Purchased Shares;

WHEREAS, the Company and the Investors executing this Amendment wish to amend the Agreement as set forth below to reflect the issuance and sale by the Company of an additional 38.9859 Units (consisting of 779,718 additional Shares and 779,718 additional Warrants) to such Investors, and in such amounts, as are set forth in the amended and restated Schedule 1.1 attached to this Amendment;

NOW, THEREFORE, the parties, intending to be legally bound, hereby agree as follows:

1. Amendment to "Background". The second paragraph of the Agreement, labeled "Background," is hereby amended and restated in its entirety to read as follows:

> "Background: The Company desires to sell to the Investors, and the Investors desire to purchase up to an aggregate of 2,639,773 shares of common stock, $0.001 par value per share (the "Shares"), of the Company (the "Common Stock") at a purchase price of $2.83 per share (the "Share Price") (an amount equal to the average of the last sale prices for the Common Stock for each of the five (5) trading days ending on, and including November 10, 2003 as reported on the Nasdaq SmallCap Market (the "Trading Market")) and 5-year warrants, in substantially the form attached hereto as Exhibit 1, exercisable to purchase up to an aggregate of 2,639,773 shares of Common Stock (100% warrant coverage) at the exercise prices set forth herein (the "Warrants")."

2. Amendment to Section 1. Section 1 of the Agreement is hereby amended and restated in its entirety to read as follows:

"1. Purchase and Sale of Stock

1.1.   Sale and Issuance of Securities. The Company shall sell to each Investor and each Investor shall purchase from the Company, at the relevant Closing (as defined below) indicated on Schedule 1.1, the number of Units set forth opposite such Investor's name on Schedule 1.1 at a price per Unit equal to the product of the Share Price times 20,000; provided that the amount of Units to be purchased by each Investor other than STM and the July 29 Investors, and the related purchase price therefor, may be reduced by up to 19.35% in the event of exercise of the Preemptive Rights. Each Unit shall consist of (x) 20,000 Shares (the "Purchased Shares") and (y) Warrants to purchase up to an aggregate of 20,000 shares of Common Stock at the exercise prices set forth in Section 1.2(c) below (the "Purchased Warrants" and collectively with the Purchased Shares, the "Securities"). The obligations of each Investor under this Agreement, including without limitation under this Section 1.1, shall be several, and not joint, and the agreement hereunder between the Company and each Investor shall constitute a separate agreement.

1.2   Closings. Subject to the satisfaction of conditions set forth in Sections 1.3 and 1.4 below, the closing of the purchase and sale of the Securities hereunder shall take place (i) on or about November 13, 2003 for those Securities shown in Schedule 1.1 as being purchased on the "First Closing" and (ii) on or about November 18, 2003 for those Securities shown in Schedule 1.1 as being purchased on the "Second Closing" (each such closing being referred to herein as a "Closing" and the date of each such Closing being referred to as the "Closing Date" with respect such Closing). Each Closing shall take place at the offices of the Company in Santa Clara, California, or at such other location as is mutually acceptable to the Investors and the Company, subject to fulfillment of the conditions of closing set forth in the Agreement. At each Closing:

(a)   Each Investor purchasing Securities at such Closing shall deliver to the Company or its designees by wire transfer or such other method of payment as the Company shall approve, an amount equal to the purchase price of the Securities being purchased by such Investor at such Closing, as set forth opposite such Investor's name Schedule 1.1; provided that each of the Investors shall deposit in escrow 19.35% of the Securities proposed to be purchased by such Investor (or such lesser amount as is necessary), and the related purchase price therefor, to permit STM and the July 29 Investors to exercise the Preemptive Rights; and the Investors and the Company shall enter into an escrow agreement in substantially the form attached as Exhibit 3, to provide for escrow in accordance with this proviso of (i) $994,632.92 for the first Closing, the purchase price of 17.57 Units (and the 351,460 Purchased Shares and 351,460 Purchased Warrants included in such Units), and (ii) $390,975.71 for the second Closing, the purchase price of 6.91 Units (and the 138,154 Purchased Shares and 138,154 Purchased Warrants included in such Units);

(b)   (i) The Company shall authorize its transfer agent (the "Transfer Agent") to arrange delivery to each Investor of one or more stock certificates registered in the name of such Investor, or in such nominee name(s) as designated by such Investor in writing, representing the number of Shares equal to 20,000 multiplied by the number of Units purchased by such Investor at such Closing and (ii) the Transfer Agent shall deliver to counsel for the Investors a certificate of the Transfer Agent, in form and substance reasonably acceptable to counsel for the Investors, certifying that the Transfer Agent is duly authorized to issue the Purchased Shares being issued at such Closing; and

(c)   The Company shall issue and deliver to each Investor purchasing Securities at such Closing Warrants equal to 20,000 multiplied by the number of Units purchased at such Closing. The exercise price for the Warrants issued at the first Closing shall be $3.40 per share of Common Stock, and the exercise price for the Warrants issued at the second Closing shall be $3.61 per share of Common Stock.

1.3   Conditions to Obligations of Investors. The obligation of each of the Investors to complete the purchase of the Securities at each Closing is subject to fulfillment of the following conditions:

(a) The Company shall have executed and delivered an Investor Rights Agreement, dated as of November 12, 2003, in the form attached as Exhibit 2 with respect to the Purchased Shares and the Underlying Shares;

(b)   The Company shall have delivered to the Investors an opinion of counsel, dated as of such Closing Date and reasonably satisfactory to counsel for the Investors;

(c)   The Company shall have complied fully with the Preemptive Rights;

(d)   The representation and warranties of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of such Closing Date as though made on and as of such Closing Date, and the Company shall have performed in all material respects all covenants and other obligations required to be performed by it under this Agreement at or prior to such Closing Date, and the Investors shall have received a certificate signed on behalf of the Company by the Chief Executive Officer of the Company, in such capacity, to such effect (the "Closing Certificate") and the Closing Certificate shall also contain an accurate list of all the agreements to which the Company is a party that are material to the business, financial condition, results of operation, properties or operations of the Company and its Subsidiaries taken as a whole;

(e)   The Company shall have executed and delivered all documents, reasonably requested by counsel for the Investors; and

(f)   The Company shall pay the Investors' expenses to the extent set forth in Section 6.10 hereof.

1.4   Conditions to Obligations of the Company. The obligation of the Company to issue and sell the Securities at each Closing is subject to fulfillment of the following conditions:

(g) This Agreement and the issuance and sale to the Investors of the Securities on the terms set forth herein shall have been approved by the Company's board of directors;

          (h)   The representation and warranties of the Investors set forth in this Agreement shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of such Closing Date as though made on and as of such Closing Date; and

          (i)   The Investors shall have executed and delivered all documents, reasonably requested by counsel for the Company."

3.   <u>Miscellaneous</u>.

     3.1 <u>Governing Law</u>. This Amendment shall be governed by and construed in accordance with the laws of the State of California without regard to principles of conflicts of law.

     3.2 <u>Counterparts</u>. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     3.3 <u>Headings</u>. The headings of the sections of this Amendment are for convenience and shall not by themselves determine the interpretation of this Amendment.

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SIGNATURE PAGE
TO
AMENDMENT NO. 1
TO
8X8, INC.
SUBSCRIPTION AGREEMENT
Dated November 12, 2003

IF the PURCHASER is a PARTNERSHIP, CORPORATION, LIMITED LIABILITY COMPANY, TRUST or OTHER ENTITY, please complete the following:

IN WITNESS WHEREOF, the undersigned has executed this Amendment No.1 this __th day of November, 2003.

Number of Units to be Purchased at Second
Closing: _____, including
_____ Purchased Shares and related
Purchased Warrants, subject to reduction
pursuant to the proviso in Section 1.1 hereof

_____
Print Full Legal Name of Partnership,
Company, Limited Liability Company, Trust
or Other Entity

By: _____
    (Authorized Signatory)
Name: _____
Title: _____
Address and Fax Number: _____

_____

Taxpayer Identification Number: _____
Date and State of Incorporation or Organization: _____
Date on which Taxable Year Ends: _____

E-mail Address: _____

ACCEPTED AND AGREED:

8X8, INC.

By:_____
Name:_____
Title:_____
Dated: _____